Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 28, 2011

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

CAESARS ENTERTAINMENT CORPORATION

Registration Statement on Form S-1 (File No. 333-177985)

Ladies and Gentlemen:

On behalf of Caesars Entertainment Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2011.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Duc Dang, dated December 13, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section “Industry.” Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process.

Response to Comment 1

The Company has supplementally provided the Staff with support for all quantitative and qualitative business and industry data used in the registration statement. In accordance with Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

2.	Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for rake and lodger. If you must include technical terms in the body of your prospectus that are understood only by industry experts, please concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 5, 34, 48, 49, 87, 99 and 121 of Amendment No. 1.

Cover Page of Prospectus

3.	Please provide the disclosure required by Item 501(b)(8) of Regulation S-K, including, but not limited to, identifying of your underwriters.

Response to Comment 3

The Company will revise the disclosure to include all such information required by Item 501(b)(8) of Regulation S-K in a subsequent pre-effective amendment to the Registration Statement as soon as the Company makes such determination.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

4.	Please balance your disclosure of significant liquidity by briefly highlighting your total outstanding debt and debt payment obligations for the next 12 months instead of simply referring to your risk factors.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment to briefly highlight the Company’s outstanding debt and debt payment obligations for the next 12 months. Please see pages 4 and 83 of Amendment No. 1.

Maximize our core business profitability upon a rebound in net revenues, page 5

5.	We note your discussion here and throughout your filing of identified estimated cost savings from your programs, remaining to be realized as of September 30, 2011. Please clarify what these costs represent, what period you expect to recognize these savings, and how this amount was calculated.

Response to Comment 5

The Registration Statement has been revised in response to the Staff’s comment to clarify the identified estimated cost savings from the Company’s efficiency projects to clarify what these costs represent, the periods in which the Company expects to recognize these savings, and the basis upon which these estimates were made. Please see pages 5, 6 and 84 of Amendment No. 1.

Summary Historical Consolidated Financial Data of Caesars Entertainment Corporation, page 10

6.	We note your disclosure of Property EBITDA and your reconciliation of Net income/(loss) attributable to Caesars to Property EBITDA on page 12. Please tell us how you determined that Net income/(loss) attributable to Caesars is the most comparable GAAP measure to Property EBITDA. Additionally, since you are reconciling your measure to Net income/(loss) attributable to Caesars, it is not clear why your reconciliation would begin with Net revenues, as opposed to the most comparable GAAP measure. Finally, it is not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. Please revise your reconciliation to present the most comparable GAAP measure, and reconcile it to Property EBITDA. Refer to Question 102.10 of the Compliance and Disclosure Interpretation, Non-GAAP Financial Measures.

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment. The Company has revised its disclosure of EBITDA-based non-GAAP measures to reconcile such measures to Income/(loss) from operations, the measure that the Company believes to be most comparable to those EBITDA-based non-GAAP measures. In addition, the Company has revised its reconciliation of Property EBITDA to Income/(loss) from operations, the measure the Company believes to be most comparable, to begin with Income/(loss) from operations, thereby eliminating the presentation of a full non-GAAP income statement. Please see pages 12, 13, 15, 16, 17 and 18 of Amendment No. 1.

7.	We note that your reconciliation of Property EBITDA to the most comparable GAAP measure includes another non-GAAP measure, Operating profit. If you choose to disclose this measure in future filings, please include the non-GAAP disclosures required by Item 10(e) of Regulation S-K.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment. As noted in response to comment 6, the Company has revised its disclosure to eliminate the non-GAAP measure of Operating Profit from its reconciliation of Property EBITDA to Income/(loss) from operations, its most comparable GAAP measure. Please see page 13 of Amendment No. 1.

8.	On page 146, you indicate that LTM Adjusted EBITDA – Pro Forma differs from the measure calculated in accordance with the CEOC indenture. Please clarify whether the figure disclosed here is greater or less than the amount calculated in accordance with the indenture. Also, it does not appear that you have disclosed the CEOC leverage ratios that may be restrictive to your operations. Please revise to disclose such ratios or explain how your disclosure allows investors to fully understand your ability to comply with the material terms of the CEOC indenture.

Response to Comment 8

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 13 and 14 of Amendment No. 1.

9.	Please explain how each adjustment from EBITDA to arrive at Adjusted EBITDA represents meaningful information for investors. Also, please provide more details about the “other non-recurring” adjustment.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment. The Company has amended its disclosure to provide more meaningful disclosure as to the nature of those adjustments and why those adjustments have been made to arrive at Adjusted EBITDA. Given the nature of these adjustments, as described on pages 17 and 18 of Amendment No. 1, the Company believes that making these adjustments gives the reader a better understanding of the Company’s ongoing operating performance. The Company has also added footnotes providing additional details of the “other non-recurring or non-cash items” as disclosed in the line item “other items” in the table on page 17. Please see pages 14, 15, 16, 17 and 18 of Amendment No. 1.

Risk Factors, page 18

10.	In the introductory paragraph, you qualify that the risks below are not the only risks facing you. Please revise to clarify that all material risks are presented in this section.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment. Please see page 19 of Amendment No. 1.

11.	Your risk factor section includes risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

Response to Comment 11

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 21, 22, 24, 25 and 26 of Amendment No. 1.

Market and Industry Data and Forecasts…, page 34

12.	We note the statement that you take no responsibility for the data obtained from third parties. Further, you state, with respect to estimates prepared by you, you cannot assure that these estimates are accurate. These statements appear to disclaim the issuer’s responsibility for information in the registration statement. Please explain how this is consistent with the liability provisions of the Securities Act or revise the disclosure to remove the disclaimers. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of the third-party data.

Response to Comment 12

The Registration Statement has been revised in response to the Staff’s comment. Please see page 36 of Amendment No. 1.

Use of Proceeds, page 35

13.	Please confirm whether any part of the proceeds will be used to discharge indebtedness.

Response to Comment 13

The Company confirms to the Staff that no part of the proceeds will be used to discharge any indebtedness.

Management’s Discussion and Analysis…, page 44

14.	Please discuss the potential material impact, if any, of the recent elections in Egypt on your casino operations in that country.

Response to Comment 14

The Company respectfully advises the Staff that the Company’s operations in Egypt generated approximately $5.2 million and $3.6 million in income from operations in 2010 and 2009, respectively. For the nine-months ended September 30, 2011, the Company’s operations in Egypt generated approximately $1.1 million in income from operations. As such, the Company does not believe that the results of its operations in Egypt are material to the Company and thus any changes in the results of those operations are not material either. However, we respectfully note that the recent instability in Egypt has lead to a reduction in income from operations, as noted above.

15.	Please discuss the material impact, if any, of the financial crisis in Europe on your operations in England.

Response to Comment 15

The Company respectfully advises the Staff that the Company’s United Kingdom operations are primarily driven by international high end play, local residents, and tourism. Throughout the recession, the Company has seen gaming revenues and profitability continue to increase at the Company’s United Kingdom operations. The Company’s United Kingdom operations generated approximately $3.9 million and $10.0 million in loss from operations in 2010 and 2009, respectively. For the nine-months ended September 30, 2011 the Company’s United Kingdom operations generated approximately $3.4 million in income from operations. Given these results, the Company does not believe that the recent financial crisis in Europe has impacted such operations, at least to date. Further, the Company does not believe that the results of the Company’s operations in the United Kingdom are material to the results of the Company.

16.	We note you disclose the changes in trips, spend per trip, cash average daily room rates and occupancy for the periods compared. Please disclose the actual rates for the referenced performance measures. Also, please revise to identify and quantify any other key performance indicators that are considered by management.

Response to Comment 16

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 48, 49 and 50 of Amendment No. 1. The Company has revised its disclosures to include the actual figures for Cash Average Daily Room Rate and Occupancy. Specifically, the Company has revised its disclosure to include specific definitions of how these figures are calculated; however, the Company believes that providing the actual figures for Trips and Spend per Trip would potentially create confusion for investors. The Company believes that providing the percentage change in Trips and Spend per Trip are useful metrics for investors because the Company’s marketing efforts are targeted to increase these figures, and the Company’s management team uses the same information to make decisions regarding marketing spend. The Company’s definition of a Trip may differ from its competitors, which could lead to incorrect comparisons being made between the Company’s data and that of its competitors.

Consolidated Operating Budget, page 45

17.	We note you have provided operating measures which you disclose are not in accordance with U.S. GAAP. Please revise your presentation to provide the non-GAAP disclosures required by Item 10(e) of Regulation S-K.

Response to Comment 17

The Registration Statement has been revised in response to the Staff’s comment. The Company has revised its disclosures to remove the tabular presentation of non-GAAP measures from Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please see pages 48, 49, 50, 51, 52, 53, 54, 55 and 56 of Amendment No. 1.

Liquidity and Capital Resources, page 62

18.	Please clarify how you will meet your financial requirements for the next 12 months and in the long-term.

Response to Comment 18

As disclosed in the Capital Resources discussion on page 64 of the Registration Statement:

“Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowing under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.”

The Registration Statement has been revised in response to the Staff’s comment to indicate that the Company’s long-term financial requirements may also be met, if necessary, through additional equity offerings. In addition, the disclosure has been moved to earlier in the liquidity disclosure adjacent to the discussion of the amounts of the Company’s total debt outstanding to increase the prominence of the disclosure and to ensure that this disclosure is read in the context of the Company’s entire debt portfolio. We respectfully note that no new external financing is required to meet obligations in the next twelve months. Please see page 63 of Amendment No. 1.

Capital Resources, page 64

19.	Please revise your disclosure to discuss the terms and conditions that must be met in order to extend the maturity of the CMBS loans and the Planet Hollywood Las Vegas senior secured loan, and to disclose when these loans will be due if they are unable to be extended. Additionally, please tell us if you are currently in compliance with the terms and conditions you will be required to meet in order to extend these loans.

Response to Comment 19

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 64 and 65 of Amendment No. 1. The Company respectfully advises the Staff that at the time of extension notice, the Company expects to be in compliance with the terms and conditions required to extend these loans.

Guarantees of Third-Party Debt…, page 65

20.	Please explain what you mean by “Entertainment Obligations.”

Response to Comment 20

The Registration Statement has been revised in response to the Staff’s comment. The Company has revised its disclosure of Guarantees of Third Party Debt to add a footnote to the table of Guarantees of Third-Party Debt and Other Obligations and Commitments describing the nature of “Entertainment Obligations.” Please see pages 65 and 66 of Amendment No. 1.

21.	We note your disclosure on page F-44 that you had total aggregate non-cancelable purchase obligations of $902.2 million as of December 31, 2010, including construction-related commitments. Please tell us whether these amounts are included in the table on page 65, and if so, where they are presented. If these amounts are not included in the table, please tell us why.

Response to Comment 21

The Company respectfully advises the Staff that on page F-44 of the Registration Statement, the Company had total aggregate non-cancelable purchase obligations of $902.2 million as of December 31, 2010, comprised of the following (in millions):

Community Reinvestment	$83.4
Construction commitments	35.9
Entertainment obligations	84.8
Letters of credit	119.8
Other contractual obligations	578.3

$902.2

On page 65 of the Registration Statement, the Company previously presented its third-party guarantees and other commitments in two separate tables. To make the disclosure more uniform, the Company revised its disclosure into one table of Guarantees of Third-Party Debt and Other Obligations and Commitments. All of the above referenced amounts are separately included in this table. The Registration Statement has been revised in response to the Staff’s comment. Please see pages 65 and 66 of Amendment No. 1.

Business, page 78

Maximize our core business…, page 82

22.	We note your disclosure on page 83 regarding the concepts instituted by your management team. Please provide more detailed disclosure regarding these concepts and how they have assisted you in operating “at consistently high efficiency rates.” Further, please provide more details regarding “Project Renewal.” Please include the page number for the specific risk factor you are referencing that balances this disclosure.

Response to Comment 22

The Registration Statement has been revised in response to the Staff’s comment. The Company has revised its disclosure to provide additional details on how the concepts instituted by its management team support the Company’s intent to achieve consistently high efficiency rates. The Company has also relocated the targeted cost savings disclosure related to Project Renewal to later in the paragraph to more clearly link the following detailed discussion of Project Renewal to the first sentence introducing this Project. Please see pages 5, 6 and 84 of Amendment No. 1.

Macau, page 87

23.	Please tell us the book value of the golf course you own in Macau, and whether or not you analyzed this property for impairment during the past 12 months. When analyzing the property for impairment, please tell us whether or not you consider future cash flows from operations which would require you to obtain a casino operating license or concession.

Response to Comment 23

The Company respectfully advises the Staff that the Company purchased a subsidiary in Macau that had agreed to a “land concession” with the Macau government. As of September 30, 2011, the Company had a recorded book value of $549.1 million for this concession.

This land concession is an amortizing long-lived asset, subject to the accounting rules of ASC 360. Under the guidance of ASC 360-35-21, a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has not analyzed the land concession asset for impairment under ASC 360 during the past 12 months as its review did not indicate that impairment indicators were present.

Management, page 101

24.	Please revise to provide all of the disclosure required by Item 401(e) of Regulation S-K for each director.

Response to Comment 24

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 102, 103, 104 and 105 of Amendment No. 1.

Executive Compensation, page 107

25.	We note that you review compensation paid to executive officers of your peer group. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median.

Response to Comment 25

The Company respectfully advises the Staff with respect to the following executive officers that were awarded compensation that was above or below the median of the Company’s peer group.

	Base Salary			Option Awards		Non-Equity Incentive Plan Compensation (Annual Bonus		All Other Compensation
		Paid	Peer Group Median	Paid	Peer Group Median	Paid	Peer Group Median	Paid	Peer Group Median
Gary W. Loveman, President and Chief Executive Officer	2010	1,900,000	1,100,000	12,398,006	1,732,605	2,700,000	2,482,506	1,268,906	333,487
Jonathan S. Halkyard, Executive President, Chief Financial Officer	2010	675,365	629,808	1,443,941	247,515	336,000	356,250	18,534	32,427
Thomas M. Jenkin, President of Operations	2010	1,157,769	1,026,892	2,197,461	654,173	500,000	523,725	35,898	95,949
John W. R. Payne, President of Shared Services	2010	985,274	1,026,892	1,394,159	654,173	825,000	523,725	34,356	95,949

Mr. Loveman’s base salary is above the median and is a reflection of the Company’s position as one of the world’s largest gaming companies. Additionally, several of Mr. Loveman’s peers are significant shareholders of their respective company’s and therefore choose to receive a reduced base salary; this does not apply to Mr. Loveman. With respect to options awarded, the Company awarded one-time “mega-grants” in 2008 following the Acquisition. These grants were intended as a five year equivalent grant value, as opposed to the Company’s prior practice of annual option grants. In 2010, the Company supplemented these grants. With respect to non-equity incentive plan compensation, the Company’s 2009 Senior Executive Incentive Plan is a discretionary program based on the Company’s financial performance. Bonus amounts are determined at the sole discretion of the HRC. With respect to all other compensation, costs above peer group median are related to the costs of Mr. Loveman’s personal security, aircraft usage and hotel lodging expense. For more information, please refer to Note 5 of Summary Compensation Table included in Amendment No. 1.

Messrs. Halkyard’s, Jenkin’s and Payne’s base salaries are in line with their peer group median, but where above is a reflection of the Company’s position as one of the world’s largest gaming companies. With respect to options awarded, the Company awarded one-time “mega-grants” in 2008 following the Acquisition. These grants were intended as a five year equivalent grant value, as opposed to the Company’s prior practice of annual option grants. In 2010, the Company supplemented these grants. With respect to non-equity incentive plan compensation, the Company’s 2009 Senior Executive Incentive Plan (for Mr. Halkyard) is a discretionary program based on the Company’s financial performance, and the Annual Management Bonus Plan (for Messrs. Jenkin and Payne) is a discretionary program based on the Company’s financial performance, corporate expenses and customer service improvement. Bonus amounts are determined at the sole discretion of the HRC, with input from the Chief Executive Officer.

26.	Please revise to discuss the fixed and variable compensation paid to each named executive officer and how their performance compared to the goals associated with your compensation arrangements. Refer to Item 402(b)(2)(v), (vi) and (vii) and Instruction 4 to Item 402(b).

Response to Comment 26

The Registration Statement has been revised in response to the Staff’s comment. Please see page 112 of Amendment No. 1. In addition, the Company respectfully advises the Staff with respect to the Staff’s reference to Instruction 4 to Item 402(b), that performance targets with respect to each of the Company’s 2010 variable compensation programs that have such targets are disclosed. Please see page 114 of Amendment No. 1 with respect to the Senior Executive Incentive Plan, pages 114, 115 and 116 with respect to the Annual Management Bonus Plan, page 117 with respect to the Revenue Growth Incentive Plan and pages 118 and 119 with respect to our equity awards.

Exchange Offers, Debt Repurchases and Open Market Purchases, page F-26

27.	Please tell us how you have calculated the pre-tax gain as a result of the exchange and tender offers of $4 billion. Please clarify what amounts are included in this number that are not discussed in the preceding paragraph.

Response to Comment 27

The Company respectfully advises the Staff that it calculated the pre-tax gain as a result of the exchange and tender offers in accordance with ASC 470.50, “Debt – Modifications and Extinguishments,” which states that an exchange of debt instruments with substantially different terms is a debt extinguishment and shall be accounted for in accordance with ASC 405-20-40-1, “Extinguishment of Liabilities.”

In accordance with ASC 405, the difference between the face value of the debt extinguished and the fair value of the consideration paid for the extinguishment, less deferred financing costs and debt discount related to the debt retired, was recorded as a gain on the transaction. In this case, the Company’s gain includes (1) a fair value adjustment of $1.4 billion, recorded as a discount upon the issuance of the exchange debt and (2) the write-off of $0.2 million in deferred financing costs related to the debt being retired. These two amounts are not disclosed in the preceding paragraph of this disclosure. The Company will revise the disclosure in future Securities Exchange Act of 1934, as amended, filings to include this additional information.

Part II. Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-4

28.	Please revise to include the undertaking required by Item 512(a)(6) of Regulation S-K.

Response to Comment 28

The Registration Statement has been revised in response to the Staff’s comment. Please see page II-5 of Amendment No. 1.

Item 17. Undertakings, page II-4

29.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinions with the next amendment, please provide a draft copy for us to review. The draft should be filed as EDGAR correspondence.

Response to Comment 29

The Company will file the remainder of all required exhibits in a subsequent pre-effective amendment to the Registration Statement as promptly as possible. The Company understands that the Staff will need adequate time to review the exhibits and that the Staff may have further comments after completing its review. A draft of the legal opinion will be provided for the Staff’s review thereof in conjunction with the next filing of a pre-effective amendment to the Registration Statement.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3055, Catherine Goodall at (212) 373-3919 or Alex J. Tolston at (212) 373-3348.

Sincerely,

/s/ Monica K. Thurmond

Monica K. Thurmond

cc:	Michael D. Cohen, Esq.

Caesars Entertainment Corporation

William M. Hartnett, Esq.

Cahill Gordon & Reindel LLP

William J. Miller, Esq.

Cahill Gordon & Reindel LLP

John A. Tripodoro, Esq.

Cahill Gordon & Reindel LLP